UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SEQUANS COMMUNICATIONS S.A.

(Name of Subject Company)

SEQUANS COMMUNICATIONS S.A.

(Name of Person Filing Statement)

American Depositary Shares, each representing four (4) ordinary shares, nominal value €0.01 per share

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

817323207*

(CUSIP Number of Class of Securities)

Dr. Georges Karam

Chairman and Chief Executive Officer

Sequans Communications S.A.

15-55 boulevard Charles de Gaulle

92700 Colombes, France

Telephone: +33 1 70 72 16 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Brett Cooper, Esq.

Richard Vernon Smith, Esq.

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

(415) 773-5700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing four (4) Ordinary Shares.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Sequans Communications S.A., a société anonyme organized under the laws of France (“Sequans” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2023 (as amended and supplemented on October 4, 2023 and as may be further amended or supplemented from time to time, the “Schedule 14D-9”).

The Schedule 14D-9 relates to the tender offer by Renesas Electronics Europe GmbH, incorporated as a limited liability company under the laws of Germany (Gesellschaft mit beschränkter Haftung—GmbH) (“Purchaser”), a direct wholly owned subsidiary of Renesas Electronics Corporation, a Japanese corporation (“Parent” or “Renesas”), to acquire all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (each, an “Ordinary Share” and, collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each American Depositary Share represents four Ordinary Shares) (each, an “ADS” and, collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise, conversion or exchange of any outstanding options, warrants, convertible securities, restricted share awards or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), for U.S. $0.7575 per Ordinary Share and U.S. $3.03 per ADS (each such amount, the “Offer Price”) in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). The Offer is described in a combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the SEC on September 11, 2023, by Parent and Purchaser (as amended and supplemented on October 4, 2023 and as may be further amended or supplemented from time to time, the “Schedule TO”).

This Amendment is being filed to reflect certain updates to the Schedule 14D-9 as set forth below. Underlined text shows text being added to a referenced disclosure in the Schedule 14D-9 and a line through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. All page references in the information below are to pages in the Schedule 14D-9, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3. “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•

The caption “Affiliated Ownership” on page 13 under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Directors and Executive Officers of Sequans” is revised to read as follows:

Affiliated Ownership and Financing Arrangement

•

The third paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Directors and Executive Officers of Sequans — Affiliated Ownership and Financing Arrangement,” which begins on page 13, is revised to read as follows:

272 Capital Master Fund LTD (“272 Capital”), a fund for which BRAM serves as the investment manager and Mr. Cummins is the managing member, has entered into a Tender and Support Agreement with Parent pursuant to which such fund agreed, pursuant to and subject to the conditions of the Tender and Support Agreement, to tender its Ordinary Shares and ADSs. As of August 4, 2023, the date of such Tender and Support Agreement, 272 Capital ~~Master Fund LTD~~ beneficially owned 3,590,803 ADSs (representing 14,363,212 Ordinary Shares). See “—Tender and Support Agreements” above for a description of the Tender and Support Agreement.

•

The following paragraph is added as the last paragraph under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Directors and Executive Officers of Sequans — Affiliated Ownership and Financing Arrangement,” which begins on page 13:

On September 26, 2023, the Company entered into a securities purchase agreement with 272 Capital (the “272 Purchase Agreement”) to issue an aggregate of 2,120,141 ADSs at a price of $2.83 per ADS for a total capital increase of $5,999,999. The pricing, which reflects the New York Stock Exchange minimum price rule for private placements with insiders or greater than 5% shareholders, was equal to the closing price on September 25, 2023. The private placement closed on October 2, 2023. The proceeds of the private placement will be used to partially fund operations. As a result of the private placement, 272 Capital beneficially owned 16,483,353 ADSs (representing 65,933,412 Ordinary Shares), all of which ADSs, including the newly issued ADSs in the private placement, are subject to 272 Capital’s Tender and Support Agreement described above. The foregoing summary of the 272 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the 272 Purchase Agreement, a copy of which is filed as Exhibit (e)(62) to this Schedule 14D-9 and incorporated by reference herein.

Item 4. The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The first paragraph on page 15 under the heading “Item 4. The Solicitation or Recommendation — (a) Solicitation or Recommendation — Recommendation of the Board” is revised to read as follows:

On August 15, 2023, at a meeting of the Board, the seven members in attendance, which included a majority of the directors who are not employees of Sequans, after considering various factors as described below, unanimously resolved that the proposed Offer is in the best interests of the Company, its employees and its shareholders, including the holders of ADSs, and fair to the Company’s shareholders and holders of ADSs, other than Parent and its affiliates (the “Unaffiliated Shareholders”), and recommended that the Company’s shareholders and holders of ADSs accept the Offer and tender their Ordinary Shares and ADSs pursuant to the Offer. The Board further believes that the Offer is fair to the Company’s “unaffiliated security holders” (as defined under Rule 13e-3 of the Exchange Act and therefore which term excludes all the Company’s directors and officers). Two directors, Messrs. Sailesh Chittipeddi and Zvi Slonimsky, were not present for the meeting. Mr. Chittipeddi did not attend the meeting because of his affiliation with Parent and Purchaser. Mr. Slonimsky did not attend the meeting because he was traveling and unavailable. The Board announced its recommendation on August 16, 2023.

•

The following paragraphs are added immediately following the last paragraph under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Background to the Transaction,” which begins on page 15:

During August and September 2023, the Company instructed Needham & Company to reach out to potential investors regarding a potential debt financing to provide working capital to fund the Company’s operations pending the completion of the Offer since the Company did not expect to have sufficient liquidity to fund its current operations beyond the beginning of October. The Company did not receive any initial indications of interest for a debt financing, but 272 Capital, a fund associated with Mr. Cummins, proposed to purchase up to $10 million of ADSs to address the Company’s urgent liquidity needs. Since the interim operating covenants in the Memorandum of Understanding do not permit the Company to sell ADSs during the pendency of the Offer, the Company requested consent from Parent. Subsequent to the initial consent request, the Company received a term sheet for a secured note financing, but, after consultation with Parent, the Company determined that the proposal to sell ADSs to 272 Capital was preferential to the debt term sheet.

On September 22, 2023, Parent consented, pursuant to the Memorandum of Understanding, to the issuance and sale by the Company of ADSs in an amount not to exceed U.S. $6.0 million in the aggregate to 272 Capital or an affiliated fund. The financing transaction closed on October 2, 2023. The Company expects to use the proceeds from the financing transaction to partially fund operations. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — (b) Arrangements with Directors and Executive Officers of Sequans — Affiliated Ownership and Financing Arrangement.”

•

The first paragraph on page 25 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” is revised to read as follows:

In evaluating the Offer and the Memorandum of Understanding and the transactions contemplated by the Memorandum of Understanding, the Board consulted with Sequan’s management team, outside legal counsel, and financial advisors. The Board has unanimously determined that the terms of the Memorandum of Understanding and the transactions contemplated by the Offer and the Memorandum of Understanding are consistent with and will further the business objectives and goals of the Company and are fair to and in the best interests of Sequans and its

~~shareholders, including the~~ Unaffiliated Shareholders. The Board further believes that the Offer is fair to the Company’s “unaffiliated security holders” (as defined under Rule 13e-3 of the Exchange Act and therefore which term excludes all the Company’s directors and officers). In making its determinations and recommending that shareholders accept the Offer and tender their Shares pursuant to the Offer, the Board considered numerous factors and focused on a number of reasons, including the following potential advantages and disadvantages, however; these reasons are not ranked and should not be quantitatively weighted:

•

The bulleted paragraph captioned “Financial Analyses and Opinion of Needham & Company” on page 26 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” is revised to read as follows:

•

Financial Analyses and Opinion of Needham & Company. The financial analyses of the U.S. $3.03 per ADS cash consideration to be received pursuant to the Offer reviewed by representatives of Needham & Company with the Board and the oral opinion of Needham & Company to the Board on August 3, 2023, which was subsequently confirmed by delivery of a written opinion dated the same date, that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on and scope of the review undertaken by Needham & Company described in its written opinion, the consideration of U.S. $3.03 per ADS to be received by the holders of ADSs (other than ~~Renesas~~ Parent or any of its affiliates), in their capacity as holders of ADSs, pursuant to the Offer pursuant to, and in accordance with, the terms of the Memorandum of Understanding, was fair, from a financial point of view, to such holders. The Board adopted Needham & Company’s financial analyses as described below under “—Opinion of Needham & Company, LLC” which the Board, among other factors, considered in reaching its determination as to the fairness of the Offer. The Board noted that, while the opinion of Needham & Company addressed the fairness of the consideration to be received by the holders of ADSs (other than Parent or any of its affiliates), and that such holders include security holders that are also affiliates of the Company (other than Parent or any of its affiliates), all such security holders other than Parent or any of its affiliates will receive the same cash consideration per Ordinary Share or per ADS in the Offer and their interests in the Offer are not materially different. Therefore, the Board concluded that it could rely on Needham & Company’s opinion as a basis in part for its determination as to the fairness of the consideration payable in the Offer to unaffiliated security holders.

•

The bulleted paragraph captioned “Current Operating and Financial Condition; Standalone Prospects; and Competitive Environment” on page 26 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” is revised to read as follows:

•

Current Operating and Financial Condition; Standalone Prospects; and Competitive Environment. The Board considered the Company’s current ~~Current~~ and historical financial condition, results of operations, business, and competitive position and environment of the Company, as well as the Company’s financial prospects and risks (~~including the ability to raise further third-party funding to fund continued 5G development, which development will require ongoing and considerable funding~~) if the Company were to remain an independent company and the potential impact of those factors on the trading price of the ADSs. Among the potential risks and uncertainties identified by the Board associated with achieving and executing on the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the trading price of the ADSs, were:

•

The Company’s expectations that it will continue to incur significant expense related to the development of its 5G products and expansion of its business, including research and development and sales and administrative expenses. In addition, the Company will continue to incur expense to meet its commitments to customers under various purchase orders and contracts. As a result of these expenditures, the Company will have to generate and sustain substantially increased revenue to achieve profitability. Until such time, the Company will be required to obtain additional financing, including through a combination of government research and development funding, strategic licensing and/or service agreements, or additional equity or debt offerings, to meet these cash flow needs. Under the Memorandum of Understanding, between the date of the Memorandum of Understanding and the consummation of the Offer, the Company’s ability to raise capital without the consent of Parent is limited, as further specified in the bulleted paragraph captioned “Risk of Raising Interim Financing to Fund the Company’s Operations Until Closing of the Offer” below.

•

The effects of the industry-wide component shortages may continue to have a negative impact on the production of the Company’s products, the Company’s ability to source components needed for production or on the demand for the Company’s products by customers whose supply chain or end-demand are negatively affected by the component shortage, and as a result could affect the Company’s financial condition. Furthermore, geopolitical uncertainties, including the Russian invasion of Ukraine, could have a negative impact on sales of the Company’s products or make it difficult to produce and deliver products to the Company’s customers. The effects of supply chain shortages and the hostilities in Ukraine also could negatively impact the ability of the Company to raise funds to meet its financial needs.

•

These factors and conditions raise substantial doubt about the Company’s ability to continue as a going concern, and the Company’s independent registered public accounting firm has included an explanatory paragraph regarding going concern qualification in its audit report in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

•

The bulleted paragraph captioned “Risk of Non-Consummation.” on page 27 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” is revised to read as follows:

•

Risk of Non-Consummation. The risk of non-consummation of the Offer ~~(for instance~~ due to, among other possible events, failure to obtain, or delay in obtaining, the required regulatory approvals, or the confirmation of the Japanese tax treatment regarding the Post-Offer Reorganization, or satisfaction of the ~~minimum 90% tender condition~~) Minimum Condition, and its costly and disruptive impact on the Company and the risk that the Company will not be able to continue as a going concern should the Memorandum of Understanding be terminated due to the failure of the Minimum Condition. Among other factors, the Board considered the fact that, under the Minimum Condition, the Offer requires the valid tender of Company Shares equal to at least 90% of (a) the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs and any Unsellable Company Shares) then outstanding plus (b) all Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, restricted share awards, stock appreciation rights, or other rights to acquire Ordinary Shares then outstanding, and the possibility that the Company’s security holders will tender an insufficient number of Company Shares to meet this Minimum Condition. The Board also considered that Parent or Purchaser may, in its sole discretion, lower the Minimum Condition from 90% to 67%, which would have the effect of increasing certainty of completing the Offer, but may prevent the consummation of the Post-Offer Reorganization in a manner that would ensure that Parent becomes the sole (indirect) owner of the Company’s businesses and operations.

•

The bulleted paragraph captioned “Differing Interests of Certain Directors and Officers.” on page 28 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” is revised to read as follows:

•

Differing Interests of Certain Directors and Officers. The fact that Dr. Karam and Ms. Choate have interests in the transaction that are different from, or in addition to, those of the ~~Unaffiliated Shareholders~~ unaffiliated security holders, as well as the other interests of the Company’s directors and officers in the transaction.

•

The bulleted paragraph captioned “No Shareholder Participation in Future Growth or Earnings.” on page 29 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Reasons for the Offer and the Other Transactions Contemplated by the Memorandum of Understanding” is revised to read as follows:

•

No Shareholder Participation in Future Growth or Earnings. The fact that the nature of the Offer and the Post-Offer Reorganization as an all-cash transaction intended to deliver 100% of the ownership of Sequans to Renesas means that Sequans shareholders, including the ~~Unaffiliated Shareholders~~ unaffiliated security holders, would no longer be able to participate in any future earnings or growth of the Company or benefit from any appreciation in the value of the Company.

•

The first two paragraphs and the related table, including the footnotes thereto, on pages 30-31 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Certain Financial Projections” are revised to read as follows:

Sequans does not as a matter of course issue public projections as to future performance or earnings beyond the current fiscal year or issue public projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in order to inform the Board’s review of Renesas’ acquisition proposal in comparison to the Company’s other strategic options, Sequans management prepared financial projections for the ~~period August 2023 to December 2023 and the~~ fiscal years 2023, 2024 and 2025 (the “Financial Projections”). Sequans management provided the Financial Projections to Needham & Company for its use and reliance in connection with performing its financial analyses and in connection with its opinion described under the caption “—Opinion of Needham & Company, LLC” below.

The following ~~summary of~~ table presents the Financial Projections prepared by Sequans management and provided to the Board and Needham & Company:

	Fiscal Year Ending December 31,
(in U.S. $ millions)	2023E(1)	2024E	2025E
Revenue:
Product Revenue	$11.8	$78.9	$213.1
License and Services Revenue	30.6	26.6	12.9

Total Revenue	$42.4	$105.5	$225.9
Growth %	(29.9)%	148.6%	114.2%

Cost of Revenues(2)	12.2	52.5	128.2

Gross Profit	30.3	52.9	97.8
Gross Margin %	71.4%	50.2%	43.3%
Operating Expenses:
Sales & Marketing(2)	11.1	10.4	10.7
Research & Development(2)	25.3	21.6	32.0
General & Administrative(2)(3)	16.4	17.6	15.9

Total Operating Expenses	52.8	49.6	58.6

Operating Income (Loss)	$(22.6)	$3.4	$39.2
EBIT(4)	$(22.6)	$3.4	$39.2
Depreciation and Amortization(5)	10.9	9.7	18.9
Capitalization of R&D Expense(5)	(22.6)	(20.0)	(20.0)
Share-based Payment Expense	6.8	3.4	1.3

Adjusted EBITDA(6)	$(27.5)	$(3.5)	$39.4

Adjusted EBITDA Margin %(7)	(64.9)%	(3.3)%	17.5%

*	Amounts may not sum due to rounding.
(1)

2023E figures reflect the Company’s financial results for the first quarter ended March 31, 2023, included as Exhibit 99.1 to the Company’s Form 6-K filed with the SEC on May 3, 2023, the Company’s preliminary financial results for the second quarter ended June 30, 2023, prepared by Sequans management, and the Company’s projected financial results for the six months ending December 31, 2023, prepared by Sequans management.

(2)

Cost of revenues, sales & marketing expense, research & development expense and general & administrative expense, as presented in the table above, are inclusive of allocations for share-based payment expense and overhead expense for the six months ended June 30, 2023.

(3)

General & administrative expense, as presented in the table above, includes estimated share-based payment expense and overhead expense for the six months ending December 31, 2023, and the fiscal years ending December 31, 2024 and 2025.

(4)	Earnings before interest expenses and taxes (“EBIT”), as presented in the table above, is equivalent to the Company’s operating income (loss).
(5)

Depreciation and amortization and capitalization of R&D expense, as presented in the table above, reflect certain contra-adjustments to the capitalization of development costs in accordance with IFRS to back out depreciation and the impact of capitalizing and amortizing R&D expense for purposes of calculating adjusted EBITDA.

(6)

Adjusted EBITDA, as presented in the table above, is a non-IFRS financial measure calculated as EBIT plus depreciation and amortization, less capitalization of R&D expense, plus share-based payment expense. See “—Non-IFRS Financial Measures” below for additional information.

(7)

Adjusted EBITDA margin, as presented in the table above, is a non-IFRS financial measure calculated as adjusted EBITDA divided by total revenues. See “—Non-IFRS Financial Measures” below for additional information.

The following table presents the unlevered free cash flow analysis calculated by Needham & Company based on figures provided by Sequans management in the Financial Projections for purposes of Needham & Company’s financial analyses and opinion. The unlevered free cash flows were not provided to Renesas or any other prospective bidders.

	Five Months Ending December 31,	Fiscal Year Ending December 31,
(in U.S. $ millions)	2023E(1)	2024E	2025E
Total Revenue	$18.3	$105.5	$225.9
Total Cost of Revenues and Operating Expenses	(27.2)	(102.1)	(186.7)
Operating Income (R&D Capitalized)	$(8.9)	$3.4	$39.2

EBIT(~~1~~2)	$(8.9)	$3.4	$39.2
Less: Capitalized R&D Expense	(8.9)	(20.0)	(20.0)
Plus: Depreciation and Amortization	3.7	9.7	18.9

Adjusted EBITDA(~~2~~3)	$(14.1)	$(6.9)	$38.1

EBIT(~~1~~2)	$(8.9)	$3.4	$39.2
Less: Cash Taxes	(0.9)	(2.3)	(10.2)
Plus: Depreciation and Amortization	3.7	9.7	18.9
Less: Capital Expenditures & Capitalized R&D Expense	(12.0)	(29.0)	(24.0)
Plus: Change in Net Working Capital	(0.9)	(5.3)	(11.3)

Unlevered Free Cash Flow(~~3~~4)	$(19.1)	$(23.5)	$12.7

*	Amounts may not sum due to rounding.
(1)

2023E figures reflect two-thirds of the Company’s projected financial results for the three months ending September 30, 2023, and the Company’s projected financial results for the three months ending December 31, 2023, in each case prepared by Sequans management and derived from the Financial Projections presented above. The five-month period was selected to align with the fully diluted share information of the Company provided as of July 31, 2023, to Needham & Company by Sequans management for purposes of Needham & Company’s financial analyses.

(~~1~~2)

~~Earnings before interest expenses and taxes (“EBIT”~~) EBIT, as presented in the table above, refers to the Company’s total revenue less total cost of revenues and operating expenses, which includes overhead and share-based payment expense.

(~~2~~3)

Adjusted EBITDA, as presented in the table above, is a non-IFRS financial measure calculated as EBIT less capitalized R&D expense, plus depreciation and amortization. For purposes of Needham & Company’s financial analyses, share-based payment expense was excluded from the calculation of adjusted EBITDA compared to the calculation used by Sequans management in the Financial Projections presented above to avoid assuming the dilutive impact of the share-based compensation. See “—Non-IFRS Financial Measures” below for additional information.

(~~3~~4)

Unlevered free cash flow is a non-IFRS financial measure calculated as EBIT less cash taxes, capital expenditures and capitalized R&D expense, plus depreciation and amortization and changes in net working capital. See “—Non-IFRS Financial Measures” below for additional information. ~~The unlevered free cash flows presented in the table above were calculated by Needham & Company based on figures provided by Sequans management in the Financial Projections for purposes of Needham & Company’s financial analyses and opinion. The unlevered free cash flows were not provided to Renesas or any other prospective bidders~~.

•

The paragraph captioned “Non-IFRS Financial Measures” on page 33 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Certain Financial Projections” is revised to read as follows:

Adjusted EBITDA, adjusted EBITDA margin and unlevered free cash flow, which are referenced above, are non-IFRS financial measures. Adjusted EBITDA, adjusted EBITDA margin and unlevered free cash flow should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS.

The calculations of adjusted EBITDA, adjusted EBITDA margin and unlevered free cash flow reflected in the Financial Projections may differ from others in Sequans’ industry and are not necessarily comparable with measures with similar titles used by other companies. Sequans strongly encourages you to review all of its financial statements and publicly available reports in their entirety and to not rely on any single financial measure.

•	The tenth paragraph under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Opinion of Needham & Company, LLC,” which begins on page 33 is revised to read as follows:

In performing the financial analyses summarized below and arriving at its opinion, Needham & Company used and relied on the Financial Projections provided by the Company’s management and summarized under “—Certain Financial Projections” above. The full text of the written presentation by Needham & Company to the Board has been attached as Exhibit (c)(5) to the Schedule 13E-3 and is incorporated by reference herein in its entirety. The summary of Needham & Company’s financial analyses and reviews provided below is qualified in its entirety by reference to the full text of the written presentation, and holders of ADSs are encouraged to read the written presentation carefully and in its entirety. Needham & Company’s written presentation does not constitute a recommendation to any holder of ADSs as to whether such holder should tender ADSs in connection with the Offer or how such holder should vote or act on any matter relating to the transactions contemplated by the Memorandum of Understanding.

•	The table on page 37 under the heading “Item 4. The Solicitation or Recommendation — (b) Reasons — Opinion of Needham & Company, LLC — Selected Companies Analysis” is revised to read as follows:

			Enterprise Value /
	Revenue	Adjusted EBITDA	Revenue			Adjusted EBITDA
	LTM	LTM	LTM	2023E	2024E	LTM	2023E	2024E
Selected companies
MaxLinear	$1,008.7	$283.1	2.1x	2.9x	2.9x	7.3x	13.0x	10.2x

Nordic Semiconductor	693.1	115.9	3.6x	3.9x	3.2x	21.6x	28.4x	18.6x

Qorvo	3,569.4	613.8	3.3x	3.7x	2.9x	19.4x	37.1x	11.3x

Semtech	790.9	119.6	3.8x	3.2x	2.7x	25.2x	21.5x	14.5x

Silicon Laboratories	1,018.8	207.8	4.2x	4.7x	4.4x	20.4x	33.5x	27.5x

Skyworks Solutions	5,121.9	2,217.3	3.7x	3.9x	3.7x	8.5x	9.9x	9.1x

STMicroelectronics	17,318.0	6,566.0	2.7x	2.7x	2.6x	7.0x	7.3x	7.1x

Synaptics	1,604.2	591.3	2.4x	3.6x	2.8x	6.4x	14.3x	10.6x

U Blox	653.9	132.2	1.1x	1.0x	1.0x	5.7x	4.6x	5.1x

High	17,318	6,566	4.2x	4.7x	4.4x	25.2x	37.1x	27.5x

Mean	3,531	1,205	3.0x	3.3x	2.9x	13.5x	18.9x	12.7x

Median	1,019	283	3.3x	3.6x	2.9x	8.5x	14.3x	10.6x

Low	654	116	1.1x	1.0x	1.0x	5.7x	4.6x	5.1x

The Company implied by the Offer
Management forecasts	$53.5	$(8.8)	4.7x	5.9x	2.4x	NEG	NEG	NEG

Analyst projections	$53.5	$(8.8)	4.7x	5.1x	3.1x	NEG	NEG	NEG

•	The following is added after the last paragraph under “Item 4. The Solicitation or Recommendation — (b) Reasons — Opinion of Needham & Company, LLC,” which begins on page 33:

Preliminary Presentations by Needham & Company

In addition to the presentation made to the Board on August 3, 2023 described above under “—Opinion of Needham & Company, LLC,” Needham & Company also delivered to Sequans management preliminary presentations on April 23, 2023, June 27, 2023, and July 25, 2023. The June 27, 2023 preliminary presentation was provided by Sequans management to the Strategic Committee in connection with the Strategic Committee’s June 27, 2023 meeting and the July 25, 2023 preliminary presentation was provided by Sequans management to the Board in connection with the Board’s July 25, 2023 meeting. Copies of these preliminary presentations have been filed as exhibits to the Schedule 13E-3. The preliminary Needham & Company presentations were for discussion purposes only and did not present any recommendations or constitute, or form the basis for, an opinion of Needham & Company.

Summaries of the Needham & Company preliminary presentations are provided below. The following summaries, however, do not purport to be a complete description of the written preliminary presentations or of the preliminary illustrative financial analyses performed by Needham & Company.

The preliminary presentation delivered by Needham & Company to Sequans management on April 23, 2023 and attached as Exhibit (c)(2) to the Schedule 13E-3 contained, among other information, a preliminary illustrative selected companies analysis that used substantially the same sources and methodologies as described above under “—Opinion of Needham & Company, LLC—Selected Companies Analysis,” a preliminary illustrative selected transactions analysis that used substantially the same sources and methodologies as described above under “—Opinion of Needham & Company, LLC—Selected Transactions Analysis,” a preliminary illustrative premiums paid analysis that used substantially the same sources and methodologies as described above under “—Opinion of Needham & Company, LLC—Premiums Paid Analysis,” and a preliminary illustrative discounted cash flow analysis that used substantially the same sources and methodologies as described above under “—Opinion of Needham & Company, LLC—Discounted Cash Flow Analysis.” The preliminary illustrative financial analyses, however, were based upon Sequans’ management’s financial projections that assumed that the Company transitioned out of selling modules and focused only on selling chips, which bear higher margins than modules. Sequans management prepared those financial projections on the assumption that a number of potential acquirers, not including Renesas, would prefer the Company’s business to be transitioned to a chip-only business.

The preliminary presentation delivered by Needham & Company to Sequans management on June 27, 2023 and attached as Exhibit (c)(3) to the Schedule 13E-3 presented the illustrative premiums of the U.S. $3.03 offer price per ADS set forth in Renesas’ June 26 LOI to the closing prices of the ADSs on June 23, 2023 and June 26, 2023 and to the volume-weighted average stock prices of the ADSs over the one, five, ten, thirty, sixty and ninety day periods prior to June 23, 2023 and June 26, 2023.

The preliminary presentation delivered by Needham & Company to Sequans management on July 25, 2023 and attached as Exhibit (c)(4) to the Schedule 13E-3 contained a preliminary illustrative selected companies analysis that used substantially the same sources and methodologies as described above under “—Opinion of Needham & Company, LLC—Selected Companies Analysis” and a preliminary illustrative selected transactions analysis that used substantially the same sources and methodologies as described above under “—Opinion of Needham & Company, LLC—Selected Transactions Analysis” and “—Opinion of Needham & Company, LLC—Premiums Paid Analysis,” in each case without any comparison to any data or illustrative offer price for the Company.

The preliminary illustrative financial analyses in these preliminary presentations were based on economic, monetary, market and other conditions as they existed as of the dates of the respective presentations as well as other information that was available at those times. Accordingly, the results of the preliminary illustrative financial analyses differed due to changes in those conditions. In addition, Needham & Company continued to refine various aspects of its financial analyses with respect to the Company until August 3, 2023.

Item 8. Additional Information

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	The following paragraph is added as the last paragraph under the heading “Item 8. Additional Information — Regulatory Approvals — United Kingdom” on page 45:

On September 14, 2023, the filing was made with the National Security Authority. Following the National Security Authority’s acceptance of the filing on September 18, 2023, the National Security Authority has begun a 30 working day assessment period, after which the National Security Authority will either (i) notify the parties that no further action will be taken in relation to transactions contemplated by the Memorandum of Understanding, or (ii) issue a call in notice for the in-depth review of the contemplated transaction. In the event that the National Security Authority has opted for option (ii), it then has an additional 30 working days, extendable in its sole discretion by a further 45 working days, to either prohibit the contemplated transaction or to allow the transaction to proceed without any condition or to proceed only subject to the provision of certain conditions. Those timings do not take into account any potential stop-the-clock.

Item 9. Exhibits

Item 9. “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(d)(1)*	Term sheet for Post-Offer employment of Dr. Georges Karam.

(e)(3)(D) †††	LTE Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated September 3, 2020 (incorporated by reference to Exhibit (d)(7) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 4, 2023).

(e)(3)(E) †††	5G Technology Access and License Agreement, by and between Sequans Communications S.A and Renesas Electronics Corporation, dated November 30, 2020 (incorporated by reference to Exhibit (d)(8) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 4, 2023).

(e)(3)(F) †††	IP License Agreement, by and between Sequans Communications S.A and Silicon and Software Systems Limited, a subsidiary of Renesas Electronics Corporation, dated October 22, 2010 (incorporated by reference to Exhibit (d)(9) to the Schedule TO/A filed by Renesas Electronics Corporation with the SEC on October 4, 2023).

(e)(62)*	Securities Purchase Agreement, dated September 26, 2023, by and between Sequans Communications S.A. and 272 Capital Master Fund LTD.

*	Filed herewith.
†	Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.
††	Confidential treatment is being requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEQUANS COMMUNICATIONS S.A.

Dated: October 4, 2023	By:	/s/ Dr. Georges Karam
Name: Dr. Georges Karam
Title: Chief Executive Officer and Chairman